IAMGOLD REPORTS REMAINING ASSAY RESULTS FROM THE 2019
DELINEATION DRILLING PROGRAM AT THE NELLIGAN GOLD PROJECT,
QUEBEC

Toronto, Ontario, August 13, 2019 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced the remaining assay results from its 2019 delineation diamond drilling program completed at its Nelligan joint venture project (IAMGOLD Corporation: 51%, Vanstar Mining Resources Inc. (“Vanstar”): 49%), located 60 kilometres southwest of Chibougamau, Quebec, Canada. The Company is reporting assay results from the remaining twenty-eight (28) diamond drill holes totaling 10,558 metres completed as part of the 2019 drilling program.

The assay results reported herein are provided in Table 1 below and include the following highlights (a drill hole plan map is attached to this news release):

Renard Zone:

•	Drill hole NE-19-126:	34.5 metres grading 1.75 g/t Au
	includes:	7.0 metres grading 4.69 g/t Au

	and	20.8 metres grading 1.54 g/t Au

•	Drill hole NE-19-134:	25.0 metres grading 1.19 g/t Au
	and	14.0 metres grading 2.26 g/t Au
	includes:	4.0 metres grading 5.92 g/t Au

	and	59.0 metres grading 0.90 g/t Au
	includes:	2.5 metres grading 5.02 g/t Au

•	Drill hole NE-19-138:	123.7 metres grading 1.26 g/t Au
	includes:	8.5 metres grading 4.25 g/t Au

•	Drill hole NE-19-145:	50.2 metres grading 1.82 g/t Au
	includes:	0.9 metres grading 20.5 g/t Au

•	Drill hole NE-19-146:	30.6 metres grading 2.87 g/t Au
	includes:	1.5 metres grading 24.4 g/t Au

•	Drill hole NE-19-147:	45.7 metres grading 0.84 g/t Au

	and	25.5 metres grading 1.92 g/t Au
	and	24.0 metres grading 1.09 g/t Au
	and	21.3 metres grading 3.41 g/t Au
	includes:	1.5 metres grading 39.10 g/t Au

•	Drill hole NE-19-149:	17.3 metres grading 5.50 g/t Au

	and	31.2 metres grading 1.03 g/t Au

The 2019 diamond drilling program was designed to infill and test the continuity of the mineralized zones of the Renard mineralized system. The program specifically targeted the shallower part of this wide mineralized corridor to confirm and define its extension to the surface. Many of the holes intersected the expected zones of hydrothermal alteration associated with the mineralization, characterized by variable carbonatization, sericite, phlogopite and pervasive silicification affecting the hosting meta-sedimentary sequence. Associated mineralization consists of widespread disseminated pyrite, varying from 1% to locally 15%. Trace molybdenite and occasionally fine grains of visible gold are also observed.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: “We are very pleased to have all of the 2019 drilling results in hand and we are now working to incorporate the new results into our deposit model to support the completion of a mineral resource estimate expected in the second half of the year. Once completed, this will mark an important milestone for the project and a significant achievement by our exploration team. It is also important to note that there is considerable potential to expand the mineralized zones as the Renard zone remains open at depth and to the west along strike.”

Next Steps

Together with ongoing geological, geochemical and structural studies, assay results from the 2019 drill holes totaling 17,558 metres will be integrated to support the development and refinement of a deposit model with the objective of completing an initial NI 43-101 compliant resource estimate in the second half of 2019. Initial metallurgical tests are also in progress and the results will be used to design future testing programs.

Field activities for the summer season have commenced and will focus on a geological mapping program within the larger property holdings surrounding the Renard discovery to improve the understanding of the structural regional framework and to prospect various geophysical and structural features identified for follow up.

About the Nelligan Project

The Nelligan project is underlain by a portion of the Caopatina segment belonging to the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillette syncline with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

Gold showings of the area can be grouped according to their style of mineralization: 1) Quartz-sulphide vein type mineralization and 2) associated with zones of disseminated pyrite mineralization in hydrothermally altered units. On the local scale, the Nelligan project contains several known gold showings, including the Liam and Dan Zones discovered by drilling in 2013 and 2014, and the historical Lake Eu showing. Subsequent exploration undertaken by IAMGOLD discovered significant alteration and associated gold mineralization over wide intervals in metasedimentary units intersected in drilling to the north of the known gold showings. Mineralization has now been intersected in drilling over a strike length of more than 1.0 kilometre, and to a depth of over 350 vertical metres (referred to as the Renard Zone and Zone 36). The mineralized zones and showings fall within a structural corridor with a potential strike length of several kilometres possibly associated with the Guercheville Deformation Corridor located 5 kilometres north of the property.

The Nelligan Project is held under an earn-in option to joint venture agreement with Vanstar. The Company holds an undivided 51% interest in the property, and holds an option to earn a further 24% undivided interest in exchange for cash payments totaling C$2,750,000 to Vanstar and the delivery of an NI 43-101 compliant Resource Estimate and Technical Report before March 2022. Once vested to an undivided 75% interest, IAMGOLD will have a further option to acquire an additional interest of 5%, to hold an 80% interest in the Nelligan project by completing and delivering a Feasibility Study. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the project.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD’s geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory (“ALS”) located in Val-d’Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d’Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “to earn”, “to have’, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile’s website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1: Nelligan Project Drilling Results – 2019 Drilling Program

Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
NE-19-122	523173	5474024	370	330	-50	321.00	191.00	213.00	22.00	16.85	0.64	RENARD ZONE
							229.50	234.00	4.50	3.45	1.82
NE-19-123	522362	5473763	370	330	-45	468.00	156.58	179.35	22.77	14.64	1.06	RENARD ZONE
							243.50	293.50	50.00	35.36	0.88
Including (3)							278.50	293.50	15.00	10.61	1.57
							337.50	354.50	17.00	12.02	0.61
NE-19-124	523138	5474007	371	330	-50	330.00	52.50	69.00	16.50	13.52	0.67
							192.85	202.20	9.35	6.61	0.68	RENARD ZONE
							218.87	227.00	8.13	5.23	0.71
NE-19-125	522356	5473877	370	330	-62	447.00	63.00	81.50	18.50	16.02	0.95	RENARD ZONE
Including (3)							73.36	74.35	0.99	0.86	4.97
							102.50	159.50	57.00	43.66	0.77
Including (3)							137.00	143.00	6.00	4.60	1.45
							167.00	179.00	12.00	9.19	1.40
Including (3)							167.00	168.50	1.50	1.15	5.27
							195.50	200.00	4.50	3.45	1.37
							207.50	215.00	7.50	5.75	0.92
							261.50	271.00	9.50	7.28	0.62
							321.00	325.50	4.50	3.45	1.71
NE-19-126	523227	5473907	369	335	-45	519.00	45.60	48.00	2.40	2.18	6.10
							107.00	116.50	9.50	7.78	0.73
							192.50	227.00	34.50	29.88	1.75	RENARD ZONE
Including (3)							209.00	216.00	7.00	6.06	4.69
							254.50	262.50	8.00	5.14	1.27
							268.20	289.00	20.80	14.71	1.54
Including (3)							268.20	270.50	2.30	1.63	4.95
NE-19-127	522356	5473877	370	330	-50	328.00	43.50	79.81	36.31	31.45	1.10	RENARD ZONE
Including (3)							58.00	79.81	21.81	18.89	1.48
Including (3)							73.50	78.00	4.50	3.90	3.04
							87.00	88.50	1.50	1.30	4.88
							102.00	115.50	13.50	11.69	0.60
							121.50	133.50	12.00	10.39	0.66
							175.50	186.00	10.50	9.09	0.78
							252.00	265.50	13.50	11.69	1.28
NE-19-128	522391	5473919	370	330	-50	252.00	33.00	81.50	48.50	37.15	0.89	RENARD ZONE
Including (3)							34.35	35.70	1.35	1.03	4.01
Including (3)							65.60	67.00	1.40	1.07	4.46
NE-19-129	523002	5473935	378	332	-48	141.00	84.00	90.50	6.50	4.98	1.47	RENARD ZONE
							105.40	121.50	16.10	14.59	1.26
Including (3)							116.00	120.00	4.00	3.63	3.43
NE-19-130	522437	5473835	370	330	-50	429.00	97.50	108.00	10.50	8.04	1.49	RENARD ZONE
							114.00	133.50	19.50	14.94	0.93
							174.00	190.50	16.50	13.52	0.76
							196.50	219.00	22.50	18.43	1.42
Including (3)							205.50	207.00	1.50	1.23	9.48
							331.50	346.50	15.00	12.29	0.64
NE-19-131	523084	5473800	373	328	-46	480.00	227.16	260.00	32.84	28.44	1.66	RENARD ZONE
Including (3)							238.00	239.50	1.50	1.30	13.15
Including (3)							251.00	254.00	3.00	2.72	5.26
							277.60	280.60	3.00	2.72	5.68
							286.60	319.60	33.00	29.91	1.11
Including (3)							317.59	318.11	0.52	0.47	5.18
							367.75	372.25	4.50	3.45	1.65
							443.00	450.25	7.25	5.55	0.85
							459.60	476.00	16.40	12.56	0.85
NE-19-132	522460	5473896	370	330	-50	315.00	46.00	114.00	68.00	55.70	0.91	RENARD ZONE
Including (3)							48.00	70.50	22.50	18.43	1.42
Including (3)							111.00	114.00	3.00	2.46	1.93
							204.00	217.50	13.50	11.06	0.51

Table 1: Nelligan Project Drilling Results – 2019 Drilling Program (Continued)

Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
NE-19-133	522952	5474058	382	332	-48	219.00	76.00	85.35	9.35	7.16	0.75	RENARD ZONE
							115.50	141.00	25.50	18.03	0.82
Including (3)							135.00	139.50	4.50	3.18	1.91
NE-19-134	523313	5473794	371	330	-52	553.61	46.03	59.90	13.87	10.63	1.07
Including (3)							47.53	51.80	4.27	3.27	1.74
							66.50	85.30	18.80	15.40	0.86	ZONE 36
Including (3)							72.50	75.50	3.00	2.46	2.01
							116.00	141.00	25.00	20.48	1.19
Including (3)							117.50	120.85	3.35	2.74	2.12
							291.00	298.50	7.50	5.30	0.97	RENARD ZONE
							308.50	322.50	14.00	11.47	2.26
Including (3)							313.00	317.00	4.00	3.28	5.92
							341.50	400.50	59.00	51.10	0.90
Including (3)							374.00	378.50	4.50	3.90	2.21
Including (3)							389.00	391.50	2.50	2.17	5.02
							466.50	474.00	7.50	5.75	0.96
							480.00	490.39	10.39	7.96	0.92
NE-19-135	523059	5473949	375	330	-50	351.00	60.00	72.00	12.00	9.83	0.60	RENARD ZONE
							87.00	99.00	12.00	8.49	0.77
							108.00	118.70	10.70	8.76	2.17
Including (3)							110.00	111.00	1.00	0.82	8.33
							141.00	150.00	9.00	7.79	1.13
Including (3)							147.00	150.00	3.00	2.60	2.04
							182.40	191.50	9.10	7.45	1.24
							196.50	205.45	8.95	7.33	1.98
							217.50	223.50	6.00	5.20	0.95
							264.00	271.50	7.50	6.50	0.68
NE-19-136	522498	5473933	370	330	-50	240.00	42.70	53.36	10.66	8.73	1.14	RENARD ZONE
Including (3)							42.70	44.80	2.10	1.72	3.13
							61.65	91.05	29.40	25.46	0.68
							102.40	110.45	8.05	6.59	0.72
							117.65	121.90	4.25	3.26	1.60
							165.71	175.92	10.21	7.82	0.65
							183.57	195.50	11.93	9.77	1.03
NE-19-137	522540	5473958	370	330	-50	222.00	33.72	54.00	20.28	17.56	0.71	RENARD ZONE
							129.00	138.50	9.50	7.28	0.61
NE-19-138	522920	5473889	380	330	-50	373.68	128.80	252.50	123.70	101.33	1.26	RENARD ZONE
Including (3)							151.65	165.00	13.35	10.94	2.74
Including (3)							198.50	207.00	8.50	6.96	4.25
Including (3)							231.82	232.50	0.68	0.56	6.91
							351.00	371.50	20.50	14.50	0.77
Including (3)							351.00	358.50	7.50	5.30	1.25
NE-19-139	522572	5474000	370	330	-50	186.00	45.00	50.40	5.40	4.14	0.94	RENARD ZONE
							63.00	69.00	6.00	4.60	0.92
							129.00	132.00	3.00	2.46	3.27
							183.00	184.50	1.50	1.23	4.14
NE-19-140	523167	5473856	371	330	-50	501.00	163.50	169.50	6.00	4.60	1.84	RENARD ZONE
							222.00	237.00	15.00	12.29	2.26
Including (3)							223.50	225.00	1.50	1.23	9.09
							265.00	312.00	47.00	36.00	0.96
Including (3)							304.20	305.00	0.80	0.61	4.57
							322.50	331.50	9.00	6.89	0.98
							337.50	342.00	4.50	3.45	1.92
							385.50	406.50	21.00	16.09	1.13
Including (3)							403.50	405.00	1.50	1.15	4.11
NE-19-141	522604	5474024	370	330	-52	189.00	67.50	70.50	3.00	2.46	1.74	RENARD ZONE
							106.50	121.50	15.00	11.49	0.87
NE-19-142	522932	5473970	383	330	-50	318.00	87.60	107.50	19.90	14.07	1.25
							181.50	192.00	10.50	9.09	0.97	RENARD ZONE
							213.10	220.20	7.10	6.15	0.87
							253.50	258.00	4.50	3.90	1.22
							270.00	277.50	7.50	6.50	0.87

Table 1: Nelligan Project Drilling Results – 2019 Drilling Program (Continued)

Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
NE-19-143	522480	5473861	370	330	-56	420.00	57.50	94.50	37.00	32.04	1.89	RENARD ZONE
Including (3)							74.40	75.60	1.20	1.04	30.60
							108.00	116.00	8.00	6.93	1.11
							124.50	127.50	3.00	2.60	1.73
NE-19-144	522886	5473845	380	330	-50	450.00	69.00	75.00	6.00	4.24	0.93	ZONE 36 WEST
							105.00	110.35	5.35	3.78	1.50	RENARD ZONE
							142.00	158.50	16.50	12.64	1.92
							189.00	204.00	15.00	12.29	1.39
							211.50	249.00	37.50	30.72	2.00
Including (3)							223.50	228.00	4.50	3.90	9.49
Including (3)							223.50	225.00	1.50	1.30	20.90
							274.00	283.00	9.00	7.37	0.74
							295.50	328.50	33.00	27.03	0.68
							373.50	397.65	24.15	19.78	0.58
							421.50	423.00	1.50	1.23	4.27
NE-19-145	522657	5473749	380	330	-50	522.00	109.50	118.50	9.00	6.36	1.79	ZONE 36 WEST
							127.50	131.12	3.62	2.77	1.73
							243.99	294.22	50.23	41.15	1.82	RENARD ZONE
Including (3)							251.84	258.40	6.56	5.37	2.48
Including (3)							272.65	273.52	0.87	0.67	20.50
Including (3)							276.50	287.13	10.63	8.71	2.93
							314.80	332.80	18.00	14.74	1.01
Including (3)							320.80	322.30	1.50	1.23	5.40
							410.80	432.00	21.20	17.37	0.66
NE-19-146	522763	5473649	381	330	-50	621.00	72.85	77.35	4.50	3.45	1.30	ZONE 36 WEST
							335.80	351.97	16.17	11.43	0.95	RENARD ZONE
							373.80	404.40	30.60	21.64	2.87
Including (3)							382.20	383.70	1.50	1.06	24.40
							413.50	435.70	22.20	15.70	0.69
							449.00	481.40	32.40	22.91	0.93
Including (3)							449.00	461.90	12.90	9.12	1.50
							524.35	539.35	15.00	12.29	1.46
							548.05	573.50	25.45	20.85	0.76
Including (3)							548.05	558.65	10.60	8.68	1.07
NE-19-147	522906	5473590	379	330	-50	699.00	129.00	148.00	19.00	16.45	1.02	ZONE 36 WEST
							183.00	190.50	7.50	6.50	0.95	RENARD ZONE
							197.10	242.80	45.70	39.58	0.84
Including (3)							208.50	230.50	22.00	19.05	1.05
							264.00	278.00	14.00	12.12	0.51
							399.00	405.00	6.00	5.20	0.96
							420.00	436.50	16.50	14.29	1.35
							457.50	483.00	25.50	22.08	1.92
Including (3)							458.40	465.00	6.60	5.72	4.48
							510.00	526.50	16.50	13.52	1.35
							532.50	556.50	24.00	19.66	1.09
							609.00	621.25	12.25	10.03	0.94
							658.50	663.00	4.50	3.69	2.90
Including (3)							661.50	663.00	1.50	1.23	7.84
							670.50	691.75	21.25	17.41	3.41	2.77g/t capped at 30g/t
Including (3)							673.50	675.00	1.50	1.23	39.10
NE-19-148	522682	5473900	377	330	-50	321.00	69.50	79.50	10.00	8.19	0.61	RENARD ZONE
							103.50	108.00	4.50	3.90	1.17
							124.50	130.50	6.00	4.91	5.02
							197.30	205.50	8.20	6.72	0.70
							288.00	295.50	7.50	6.50	0.80
NE-19-149	522741	5473904	380	330	-50	342.00	94.80	109.70	14.90	12.90	1.39	RENARD ZONE
							117.00	134.25	17.25	14.94	5.30
							143.60	174.75	31.15	30.09	1.03
Including (3)							143.60	144.90	1.30	1.26	7.38
							186.80	209.20	22.40	19.40	0.75

Notes:

1.	True widths are estimated at 70 to 94% of the core interval.
2.

Drill hole intercepts are calculated with a lower cut of 0.50 g/t Au and may contain lower grade interval of up to 5 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 5.

3.	Assays intervals are reported uncapped and capped at 30 g/t Au and high grade sub-intervals are highlighted.